SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President of Legal and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by 3PAR Inc. on August 16, 2010 (including all exhibits attached thereto) are incorporated herein by reference.